SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2004

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Braskem S.A.
Report of Independent Accountants
on Limited Review of
the Quarterly Information
June 30, 2004

(A free translation of the original in Portuguese)

Report of Independent Accountants
on Limited Review

To the Board of Directors and Shareholders
Braskem S.A.

1

We have carried out limited reviews of the Quarterly Information (ITR) of Braskem S.A. for the quarters and periods ended June 30 and March 31, 2004 and June 30, 2003. This information is the responsibility of the Company’s management. The limited reviews of the quarterly information at June 30 and March 31, 2004 and June 30, 2003 of Politeno Indústria e Comércio S.A. (jointly-controlled entity) and of Petroflex Indústria e Comércio S.A. (associated company), which are recorded under the equity method, were conducted by other independent accountants. Our reviews, insofar as they relate to the amounts of these investments at June 30 and March 31, 2004, in the amounts of R$ 206,730 thousand and R$ 192,121 thousand, respectively, and the profits generated by them for the quarters ended June 30, 2004 and 2003, in the amounts of R$ 27,024 thousand and R$ 9,815 thousand, respectively, are based solely on the reports of the other independent accountants.

2

Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3

Based on our limited reviews and on the reports on limited reviews of the quarterly information issued by other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4

As described in Note 16(c) to the quarterly information, a rescissory action was filed against the Company and certain subsidiaries, seeking to overturn a final court judgment which exempted them from paying the social contribution on net income, enacted by Law 7689/88. The outcome of this matter cannot presently be determined. In addition, as described in Note 19, the Company and its subsidiaries are parties to other judicial and administrative processes of a tax, civil and labor nature, including the lawsuit regarding the validity of Clause 4 of the Collective Labor Agreement of SINDIQUÍMICA. Management does not expect significant losses from these disputes in excess of the amounts already provided. The quarterly information of the Company does not include a provision for losses from eventual unfavorable outcomes to the social contribution rescissory action and the Clause 4 lawsuit.

5

The Company belongs to a group of companies comprising the Braskem group and carries out financial and commercial transactions, in significant amounts, with its subsidiaries and other group companies, under the conditions described in Note 8 to the quarterly information.

6

As described in Note 1(d) to the quarterly information, at June 30, 2004, the Company has an excess of current liabilities over current assets in the amount of R$ 1,699,387 thousand (in the consolidated, the net working capital is positive in the amount of R$ 407,519 thousand). The plans and actions of management and the shareholders, in order to give the Company a proper capital structure, are described in Note 1(d).

7

As described in Note 1(b) to the quarterly information, the Company is involved in a broad business and corporate restructuring process, as part of the overall restructuring of the Brazilian petrochemical industry, intended to give the industry a more adequate capital structure, greater profitability, competitiveness and economies of scale. The Company is being, and could continue to be, affected by economic and/or corporate changes resulting from this process, the outcome of which will determine how the operations of the Company will be developed, including the management of total liabilities and current and long-term assets. Furthermore, as a result of this process and the matters described in Note 2, the comparability between the quarterly information of Braskem S.A. as of June 30, 2004 and the quarterly information as of June 30, 2003 has been impacted.

8

As described in Notes 10, 11 and 12 to the quarterly information, the Company recognized goodwill on the acquisition of investments based on the surplus of market over recorded values of property, plant and equipment and the expected future profitability of the investees. These goodwill balances are being amortized in accordance with the period of return defined in the independent valuation reports and the financial projections prepared by management. The maintenance of these goodwill balances, and the current amortization criteria in the financial statements of future years, will depend upon the realization of the projections of cash flows and income and expenses used by the valuers in determining the surplus, and the future profitability of the investees.

9

Our reviews were conducted for the purpose of issuing a report on the limited reviews of quarterly information, referred to in the first paragraph, taken as a whole. The statement of cash flows is presented in the quarterly information for purposes of additional analysis and is not a required part of the quarterly information. This information has been subjected to the review procedures described in paragraph 2 and we are not aware of any material modifications that should be made to this statement in order that such information be fairly presented in all material respects in relation to the quarterly information taken as a whole.

Salvador, July 28, 2004

PricewaterhouseCoopers	Marco Aurélio de Castro e Melo
Auditores Independentes	Contador CRC 1SP153070/O-3 "S" BA
CRC 2SP000160/O-5 "F" BA

Braskem S.A.

Parent Company Balance Sheet	(A free translation of the original in Portuguese)
In thousands of reais

Assets	6/30/2004	3/31/2004

	(Unaudited)	(Unaudited)
Current assets
Cash and banks	1,288,521	1,226,853
Trade accounts receivable	1,138,212	1,091,346
Marketable securities	7,209	2,888
Inventories	1,085,364	954,181
Taxes recoverable	652,431	578,485
Prepaid expenses	25,036	42,368
Dividends and interest on own capital	1,087	22,492
Advances to suppliers	39,496	46,774
Other	79,246	75,842

	4,316,602	4,041,229

Long-term receivables
Trade accounts receivable	38,628
Related companies	1,121,864	1,019,895
Taxes recoverable	140,774	296,896
Judicial deposits	159,639	157,294
Deferred income tax	165,620	165,620
Inventories	54,700	112,620
Marketable securities	58,236	63,755
Other	2,220	2,274

	1,741,681	1,818,354

Permanent assets
Investments
Associated companies	45,918	41,833
Subsidiaries and jointly-controlled entities	3,472,872	3,478,628
Other investments	8,364	8,364
Property, plant and equipment	4,657,590	4,686,966
Deferred charges	2,331,349	2,313,514

	10,516,093	10,529,305

Total assets	16,574,376	16,388,888

Braskem S.A.

Parent Company Balance Sheet
In thousands of reais	(continued)

Liabilities and shareholders’ equity	6/30/2004	3/31/2004

	(Unaudited)	(Unaudited)
Current liabilities
Loans and financing	2,594,362	2,451,832
Debentures	584,095	462,897
Suppliers	1,505,867	1,452,119
Taxes, charges and social contributions payable	108,489	158,221
Dividends payable	747	749
Related parties	1,095,808	899,801
Advances from customers	52,317	51,342
Salaries and social charges	41,919	43,057
Other	32,385	23,326

	6,015,989	5,543,344

Long-term liabilities
Loans and financing	4,080,955	3,866,185
Debentures	1,808,301	1,880,365
Provisions for capital deficiency of investments	744,105	704,325
Related parties	460,376	692,028
Suppliers	69,788	62,512
Taxes and contributions payable	1,064,179	1,015,671
Deferred taxes and contributions	9,410	9,558
Other accounts payable	115,179	107,992

	8,352,293	8,338,636

Deferred income	32,547	33,695

Shareholders’ equity
Paid-up capital	2,192,018	2,192,018
Capital reserves	734,605	735,877
Accumulated deficit	(753,076)	(454,682)

	2,173,547	2,473,213

Total liabilities and shareholders’ equity	16,574,376	16,388,888

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Parent Company Statement of Operations
In thousands of reais

	4/1/04 to 6/30/04	1/1/04 to 6/30/04	4/1/03 to 6/30/03	1/1/03 to 6/30/03

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross sales
Domestic market	2,805,518	5,148,973	1,911,269	3,962,960
Foreign market	479,385	833,521	349,052	674,667
Deductions from gross sales	(763,105)	(1,377,063)	(438,680)	(931,162)

Net sales revenue	2,521,798	4,605,431	1,821,641	3,706,465
Cost of sales and/or services rendered	(1,907,910)	(3,448,125)	(1,492,318)	(3,061,170)

Gross profit	613,888	1,157,306	329,323	645,295

Operating (expenses) income
Selling	(62,349)	(97,128)	(32,361)	(42,312)
General and administrative	(60,131)	(133,415)	(50,620)	(93,538)
Financial
Financial income	134,422	224,041	(61,172)	(39,378)
Financial expenses	(828,012)	(1,281,940)	220,578	75,167
Depreciation and amortization	(88,016)	(163,925)	(45,002)	(94,284)
Other operating income	17,317	27,157	17,908	27,924
Other operating expenses	(673)	(1,931)	(373)	(25,067)
Equity in the results of subsidiary and associated companies
Result of equity accounting	36,159	102,547	(3,508)	45,666
Amortization of (goodwill) negative goodwill, net	(38,185)	(108,619)	(36,924)	(97,516)
Exchange variation	(22,137)	(24,481)	100,252	137,833
Provision for capital deficiency of subsidiaries	2,792	19,457	(12,350)	(1,895)
Other	1,849	1,403		37,794

Operating income (loss)	(293,076)	(279,528)	425,751	575,689

Braskem S.A.

Parent Company Statement of Operations
In thousands of reais	(continued)

	4/1/04 to 6/30/04	1/1/04 to 6/30/04	4/1/03 to 6/30/03	1/1/03 to 6/30/03

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Non-operating income (loss), net	(3,222)	(1,124)	(15,956)	(16,729)

Income (loss) before tax	(296,298)	(280,652)	409,795	558,960
Provision for income tax and social contribution	(2,245)	(9,439)	(52,296)	(71,879)
Deferred Income Tax	148	295	(20,782)	(20,782)

Net income (loss) for the period	(298,395)	(289,796)	336,717	466,299

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Notes to the Quarterly Information
at June 30, 2004 (Unaudited)
All amounts in thousands of reais unless otherwise indicated

1 Operations

(a) Braskem S.A. ("Braskem" or "Company") is the leading Brazilian petrochemical company in thermoplastic resins in Latin America. Its objectives are the manufacturing, selling, importing and exporting of chemical and petrochemical products and fuels, as well as the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia, Brazil (“Northeast Petrochemical Complex”), and the rendering of services to those companies. The Company also invests in other companies, either as partner or shareholder.

(b) Braskem business and corporate restructuring process

As from its formation, on August 16, 2002, the Company has been involved in a broad business and corporate restructuring process.

The most important events are as follows:

(i) Acquisition of Trikem S.A. (“Trikem”) and Polialden Petroquímica S.A. (“Polialden”) common shares held by Mitsubishi Chemical Corporation ("Mitsubishi") and by Nissho Iwai Corporation ("Nissho Iwai")

In July 2003, the Company increased its direct and indirect participation in the voting capital of Trikem and Polialden to 87.9% and 100%, respectively, in transactions with the minority stockholders, Mitsubishi and Nissho Iwai. Mitsubishi sold its participations in Trikem and Polialden for R$ 28,008 and R$ 21,637, respectively, which include a portion to be paid of R$ 5,464, subject to the final decision of a lawsuit filed by Polialden minority shareholders. Additionally, in the case of a favorable outcome to Polialden, the amount payable will be increased by R$ 16,173.

Nissho Iwai exchanged its participations in Trikem and Polialden for a participation in Braskem, through the contribution of the net equity of NI Participações Ltda., a subsidiary of Nissho Iwai, the sole assets of which were the participations in Trikem and Polialden. The valuation report on the book value of the merged company was prepared by independent experts on May 31, 2003, the base date of the merger, and submitted to the approval of the Shareholders’ Meeting. As a result of this operation, the Company's capital was increased by R$ 39,655, with the issue of 54,314,531 common shares, to R$ 1,887,422 (Note 18(a)).

(ii) Purchase of minority interest and merger of Trikem

On December 4, 2003, the Company concluded the Public Offer (OPA), intended to exchange Trikem’s shares for Class "A" preferred shares or common shares of the Company, with the acceptance of 99% of minority shareholders. The exchange ratio was 20 Class “A” preferred shares of the Company for 69.47 common shares of Trikem. Accordingly, the Company assigned 438,270,001 Class “A” preferred shares, in the amount of R$ 7,144, in exchange for 1,522,330,867 common shares of Trikem, in the amount of R$ 15,943, resulting in a discount of R$ 8,799.

The Extraordinary General Meeting, held on January 12, 2004, approved the partial spin-off of Odebrech Química S.A. (“Odequi”), with the contribution and merger of the spun-off portion to Braskem. The spun-off portion comprised 13,841,438,730 common shares and 11,123,910,124 preferred shares of Trikem, corresponding to 64.43% and 41.02% of its voting and total capital, respectively. The amount of the spun-off portion of Odequi was R$ 1,082,648, according to the appraisal report issued by independent experts, based on the balance sheet of Odequi at October 31, 2003. Due to this partial spin-off, 11,066,514 Odequi’s common shares, held by the Company, were cancelled.

On January 15, 2004, the shareholders approved the merger of Trikem into the Company, based on Trikem’s book value at October 31, 2003, amounting to R$ 656,040. The ratio to exchange Trikem shares for Braskem shares was based on the shareholders’ equity at market value, pursuant to the appraisal reports prepared by a specialized company, as of October 31, 2003.

To ensure the tag-along rights of Trikem’s preferred shareholders, it was decided that the ratio for the exchange of Trikem shares for Braskem preferred shares would be the same used in Trikem’s OPA, completed on December 4, 2003, which was intended for Trikem’s common shareholders.

The assessments of shareholders’ equity at market value of Braskem and Trikem, and the share exchange relationships, were as follows:

	BRASKEM	TRIKEM

Number of shares (in thousands) (*)	68,432,133	60,868,763
Shareholders’ equity at market value (in R$)	5,733,160,995.68	1,439,109,292.58
Amount per thousand shares based on shareholders’ equity at market value (in R$)	83.78	23.64
Exchange ratio of shareholders’ equity at market value	1	3.54
Exchange ratio of Trikem’s preferred and common shares for Braskem’s Class “A” preferred shares in the current merger	1	3.47
Standard batch of shares	1,000	1,000

(*)	Excluding treasury stock.

After the merger of Trikem, the Company’s capital was increased by R$ 304,596, through the issue of 8,136,165,484 Class “A” preferred shares, totaling R$ 2,192,018, comprising 25,730,061,841 common shares, 51,230,857.903 Class “A” preferred shares and 229,154,800 Class “B” preferred shares (Note 18(a)).

(iii) Merger of COPENE MONÔMEROS ESPECIAIS S. A. ("MONÔMEROS")

Through the Agreement for Purchase and Sale of Shares, dated February 3, 2004, the Company purchased the total shares of MONÔMEROS held by minority shareholders, becoming the owner of 100% of the shares of this subsidiary. The acquisition price totaled R$ 14,786, corresponding to the book value of the shares acquired as at December 31, 2003.

On March 31, 2004, the Extraordinary General Meeting approved the merger of MONÔMEROS at its equity value, in the amount of R$ 115,832, based on the book value appraisal report dated December 31, 2003. The net asset variations of MONÔMEROS, in the first quarter of 2004, were recorded in the results of Braskem under equity in the results.

The Company and its subsidiaries, as participants in the restructuring process of the Brazilian petrochemical industry, may be affected in economic and/or corporate aspects by the outcome of this process.

(c) Corporate governance and Administrative Council for Economic Defense (CADE)

On February 13, 2003, Braskem enrolled in Level 1 of Differentiated Corporate Governance of the São Paulo Stock Exchange (BOVESPA), which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings (25% of “free-float”). Upon enrollment in Level 1, Braskem assumed the commitment of enrolling in Level 2 of BOVESPA by the end of 2004.

In accordance with legislation, the concentration resulting from the change in control of Braskem was notified on a timely basis to the anti-trust authorities. In July 2002, the Secretariat for Economic Monitoring of the Finance Ministry (SEAE) issued a favorable opinion on the operation. On May 2, 2003, the favorable opinion of the Secretariat for Economic Rights (SDE) was published without any restriction. The operation was submitted for the review and analysis of the CADE, whose legal office also recommended, in November 2003, the approval of the operation without any restriction. In February 2004, the operation was analyzed by the Federal Public Prosecution Office, which also recommended the approval of the operation without any restriction. The process is awaiting the judgement by the full CADE Council.

(d) Net working capital

The Company’s net working capital is managed on a consolidated basis, which is positive in the amount of R$ 407,519 at June 30, 2004. In the parent company, the balance is negative in R$ 1,699,387. It must be considered that the working capital includes the amount of R$ 1,211,546, relating to advances on foreign exchange contracts, prepayment of exports and advances from foreign customers, which will be settled against the Company’s future exports, and R$ 1,095,808 payable to the subsidiary Odequi.

In order to maintain the positive growth of the net working capital, Braskem also counts on its cash operating generation capacity and funds raised based on the regular export flows in order to finance its operating activities.

2 Presentation of the Financial Statements

The Company’s financial statements were prepared in conformity with the accounting practices adopted in Brazil and also in compliance with the standards and procedures determined by the CVM.

The comparison of the information for the quarter ended June 30, 2004 with the information for June 30, 2003 must take into account the corporate restructuring mentioned in Note 1(b), especially the mergers of Trikem and MONÔMEROS, which occurred on January 15 and March 31, 2004, respectively.

For a better comparison between the statements of operations for the first six months of 2004 and 2003, the results recorded in 2003, related to the companies merged in the first quarter of 2004, are as follows.

Statement of operations of the merged companies (quarter and six-month period ended June 30, 2003)

	Trikem		MONÔMEROS

	2nd quarter	1st six-month period	2nd quarter	1st six-month period

Statement of operations
Gross sales
Domestic market	316,290	760,578	16,323	32,158
Foreign market	48,713	132,539	10,900	15,725
Sales taxes, freights and returns	(76,253)	(199,321)	(4,146)	(8,209)
Cost of sales	(216,275)	(487,448)	(18,378)	(30,816)

Gross profit	72,475	206,348	4,699	8,858

Operating income (expenses)
Selling, general and administrative	(15,164)	(30,725)	(1,231)	(2,158)
Depreciation and amortization	(2,157)	(3,925)
Financial, net	136,159	186,455	18	(234)
Result from subsidiary and associated	(36,468)	(50,435)
companies
Other	4,393	8,002	(2)	(1)

	86,763	109,372	(1,215)	(2,393)

Operating profit	159,238	315,720	3,484	6,465
Non-operating income (expenses), net	(757)	(1,065)	(1)	(1)

Income before income tax and social contribution	158,481	314,655	3,483	6,464

Income tax and social contribution	(2,528)	(27,686)	(1,213)	(2,221)

Net income for the period	155,953	286,969	2,270	4,243

3 Significant Accounting Practices

(a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, as well as provisions for contingencies, income tax and other similar charges.

(b) Determination of results of operations

Sales revenue is recognized when the risk and ownership of products are transferred to the Company’s customers. Normally, this transfer occurs when the product is delivered to the customer or carrier.

Results of operations are determined on the accrual basis of accounting. The provisions for income tax and Value Added Tax on Sales and Services (ICMS) expenses are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in capital reserves.

In accordance with the requirements of CVM Deliberation 273 and Instruction 371, the deferred income tax is stated at probable realizable value, expected to occur as described in Note 16 (b).

The Company has recognized in results for the period the market value of derivative contracts relating to liabilities indexed to foreign currency or to international interest rates. At June 30, 2004, the market value of the existing contracts was positive by R$ 7,097 (Note 4), (R$ 34,459, negative, at June 30, 2003).

(c) Current assets and long-term receivables

Cash and cash equivalents comprise, mainly, demand deposits and investments with a ready market or falling due within 90 days. At June 30, 2004, of the total balance, R$ 1,075,720 was applied in financial investments (R$ 1,002,205, at March 31, 2004).

Marketable securities are stated at cost or market value, whichever is lower, plus income accrued up to the balance sheet date. The derivative instruments are stated at the estimated fair value, based on market quotations for similar instruments in relation to future foreign exchange and interest rates.

The allowance for doubtful accounts is constituted in an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience, and includes amounts in litigation.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realizable value. Imports in transit are stated at the accumulated cost of each import. The inventories of consumption materials are classified in current assets or long-term receivables, based on the Company’s estimates concerning the consumption date.

The other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d) Permanent assets

These assets are stated at cost plus restatements for inflation through December 31, 1995, and consider the following:

  Investments in subsidiaries and associated companies are accounted for on the equity method, plus unamortized goodwill/discount. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Goodwill is based on the surplus of market over recorded values of assets and the expected future profitability of the investees and is amortized over ten years, in the case of future profitability. Goodwill relating to the surplus of assets is amortized based on the useful lives of the corresponding assets. Goodwill from merged companies is transferred to property, plant and equipment and deferred charges, when based on the surplus of assets and expected future profitability of the investees, respectively. Other investments are carried at the cost of acquisition.
  Property, plant and equipment are shown at acquisition or construction cost and, as from 1997, include capitalized interest incurred during the expansion of the production capacity of the plants.
  Depreciation of property, plant and equipment is recorded on the straight-line method at the rates mentioned in Note 11.
  Amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue.
  Programmed production stoppages for maintenance occur between intervals of one to six years. Costs that increase the useful lives of assets or result in increased production efficiency are recorded in deferred charges and amortized to production cost up to the beginning of the next corresponding stoppage.

(e) Current and long-term liabilities

These liabilities are stated at known or estimated amounts, including accrued charges and monetary and exchange variations, when applicable.

The provision for the capital deficiency of subsidiaries is recorded based on the net capital deficiency (excess of liabilities over assets) of these companies, and is recorded in long-term liabilities with a corresponding entry against the equity results in subsidiary and associated companies in the statement of operations.

Defined benefit pension plans are recorded in accordance with the calculations made by independent actuaries, based on the assumptions provided by the Company.

Provisions are recorded based on (i) current legislation (irrespective of the expectation of legislation being considered unconstitutional); (ii) the necessity to eliminate contingent gains on the offset of tax credits arising from lawsuits and (iii) estimates of indemnity payments considered as probable.

(f) Deferred income

The discounts of merged companies, based on expected future results, is recorded in deferred income.

(g) Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its subsidiaries and jointly-controlled entities, in which it has direct or indirect share control, as shown below:

			Interest in total capital - %

		Head office (country)	Jun/04	Mar/04	Jun/03

Parent company
MONÔMEROS	(i)	Brazil			87.24
Copene Participações S.A. (“Copene Participações”)		Brazil	100.00	100.00	100.00
CPN Distribuidora de Combustíveis Ltda. ("CPN Distribuidora")		Brazil	100.00	100.00	100.00
CPN Incorporated Ltd. ("CPN Inc.")		Cayman Islands	100.00	100.00	100.00
CPP - Companhia Petroquímica Paulista ("CPP")		Brazil	90.71	90.71	90.71
Investimentos Petroquímicos Ltda. ("IPL")		Brazil	100.00	100.00	100.00
Lantana Trading Company Inc. ("Lantana")		Bahamas	100.00	100.00	100.00
Odequi	(ii)	Brazil	97.45	97.45	98.63
Odequi Investments Ltd. ("OIL")		Bahamas	100.00	100.00	100.00
Odequi Overseas Inc. ("OVERSEAS")		Cayman Islands	100.00	100.00	100.00
OPP Finance Ltd. ("OPP Finance")	(iii)	Cayman Islands		100.00	100.00
OQPA Importação e Exportação Ltda. ("OQPA")		Brazil	100.00	100.00	100.00
Polialden	(iv)	Brazil	56.27	56.27	42.64
Proppet Overseas Ltd. ("Proppet Overseas")	(iii)	Bahamas			100.00
Tegal Terminal de Gases Ltda. ("Tegal")	(v)	Brazil	90.79	90.79	84.36
Trikem	(vi)	Brazil			1.77
Companhia Alagoas Industrial - CINAL ("CINAL")	(vii)	Brazil	63.03	63.03
CPC Cayman Ltd. ("CPC Cayman")	(vii)	Cayman Islands	100.00	100.00
Odebrecht Mineração e Metalurgia Ltda. (“OMML”)	(vii) -viii)	Brazil		100.00
TRK Brasil Trust S.A. (“TRK”)	(vii) -viii)	Brazil		100.00
Jointly-controlled entities	(ix)
CETREL S.A. – Empresa de Proteção Ambiental (“CETREL”)	(x)	Brazil	40.56	40.56	21.08
CODEVERDE Companhia de Desenvolvimento
Rio Verde ("CODEVERDE")		Brazil	35.49	35.44	35.42
Copesul – Companhia Petroquímica do Sul (“Copesul”)	(xi)	Brazil	23.67	23.67	23.67
Politeno Industria e Comércio S.A. (“Politeno”)		Brazil	33.88	33.88	33.49

The indirect interests included in the consolidation correspond to:

			Interest in total capital - %

		Head office (country)	Jun/04	Mar/04	Jun/03

Direct subsidiaries of Odequi
PE Investimentos S.A. (“OPE Investimentos”)	(xii)	Brazil	89.41	89.41	89.41
Trikem		Brazil	41.51
Direct subsidiaries of Trikem
CINAL		Brazil			47.06
CPC Cayman		Cayman Islands			100.00
OMML		Brazil			100.00
TRK		Brazil			100.00
Direct subsidiary of Poliaden
Poliaden America Inc. ("Poliaden America")		USA	100.00	100.00	100.00
Direct subsidiary of Copesul
COPESUL International Trading Inc.		Bahamas	100.00	100.00	100.00

(i)	Company merged on March 31, 2004 (Note 1(b(iii)).
(ii)	On a consolidated basis, the total participation in the capital of ODEQUI, including the participation held by the subsidiary OVERSEAS, is 100%.
(iii)	OPP Finance was liquidated in the second quarter of 2004 and Proppet Overseas was liquidated in the first quarter of 2004.
(iv)	As described in Note 1(b)(i), in the second quarter of 2003, the Company increased its interest in Polialden.
(v)	Upon the merger of Trikem, the participation in the capital of Tegal became 90.79%.
(vi)	Company merged on January 15, 2004 (Note 1(b)(ii)).
(vii)	Direct subsidiaries, as from the merger of Trikem.
(viii)	Investments merged into Odequi.
(ix)	Investments proportionally consolidated, as prescribed in CVM Instruction 247/96.
(x)

Upon the merger of Trikem, the Company’s direct interest in CETREL became 40.56%. On a consolidated basis, the total participation in the capital of CETREL, including the participation held by Polialden, is 41.01%.

(xi)	On a consolidated basis, the total participation in the capital of COPESUL, including the participation held by the subsidiary OPE Investimentos, is 29.46%.
(xii)	On a consolidated basis, the total participation in the capital of OPE Investimentos, including the participation held by the subsidiary OVERSEAS, is 100%.

In the consolidated financial statements the intercompany investments and the equity in the results, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies were eliminated. Minority interests in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheet and statement of operations, respectively.

Minority interest corresponds to the respective participations in CINAL, CPP, Polialden, Tegal, MONÔMEROS and Trikem (MONÔMEROS and Trikem solely for the result of June 2003).

For a better presentation of the consolidated financial statements, the cross-holding between the subsidiary Copene Participações and the Company, which arose from the corporate restructuring, was reclassified to treasury stock. The subsidiary Copene Participações holds 145,082,980 common shares and 72,541,480 Class “A” preferred shares, representing 0.32% of the Company’s total capital.

The reconciliation between the parent company and consolidated shareholders’ equity and net result is as follows:

	Shareholders’ equity		Net income (loss) for the period

	Jun/04	Mar/04	Jun/04	Jun/03

Parent company	2,173,547	2,473,213	(289,796)	466,299
Cross-holding classified as treasury stock	(13,110)	(13,110)
Exclusion of profit in subsidiary’s inventories	(4,219)		(4,219)
Exclusion of the gain on sale of investments among related companies	(30,574)	(31,605)	2,061	2,061

Consolidated	2,125,644	2,428,498	(291,954)	468,360

4 Marketable Securities

	Jun/04	Mar/04

Debentures	112	112
Derivatives (Note 3 (b))	7,097	2,776
Shares of associated company held for sale	21,022	20,466
Debentures with participation in profits	7,202	7,422
Subordinated quotas of investment fund	25,796	31,651
Northeast Investment Fund (FINOR) and others	4,216	4,216

	65,445	66,643
Current assets	(7,209)	(2,888)

Long-term receivables	58,236	63,755

The shares of associated company held for sale refer to the book value of 20% of the capital of Borealis Brasil S.A. ("Borealis").

5 Trade Accounts Receivable

	Jun/04	Mar/04

Customers
Domestic market	861,409	817,581
Foreign market	404,520	414,830
Advances on foreign deliveries	(77,149)	(46,591)
Allowance for doubtful accounts	(11,940)	(94,474)

	1,176,840	1,091,346
Long-term receivables	(38,628)

Current assets	1,138,212	1,091,346

The Company has been adopting an additional policy for realizing domestic trade accounts, consisting of the sale of its receivables to an investment fund operating with credit rights, which pays the Company earlier than the normal maturity dates of these customer receivables.

The long-term amount comprises renegotiations with customers.

During the second quarter of 2004, management charged off uncollectible receivables against the respective allowance, in the amount of R$ 93,236.

The changes in allowance for doubtful accounts are as follows:

	Jun/04	Mar/04

At the beginning of the year	54,666	54,666
Additions to sales expenses	10,009	4,005
Additions due to merger - Trikem	39,896	39,896
Charge-off of uncollectible accounts	(93,236)	(4,211)
Foreign exchange variation	605	118

At the end of the period	11,940	94,474

6 Inventories

	Jun/04	Mar/04

Finished goods	481,224	513,755
Work in process	30,093	24,968
Raw materials, production inputs and packaging	303,866	168,567
Warehouse and maintenance materials (*)	234,064	200,421
Advances to suppliers	57,534	126,187
Imports in transit and others	33,283	32,903

Total	1,140,064	1,066,801
Long-term receivables (*)	(54,700)	(112,620)

Current assets	1,085,364	954,181

(*) Based on its turnover, part of the maintenance materials inventory was classified as long-term.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

7 Judicial Deposits and Compulsory Loan

	Jun/04	Mar/04

Judicial deposits
Social Integration Program (PIS)/Social Contribution on Revenues (COFINS) (Note 15 (iii))	78,302	78,302
Education contribution and National Institute of Social Security (INSS)	20,445	19,187
Work accident insurance	14,080	14,080
Labor claims	9,472	8,674
Other	18,325	18,036

Compulsory loan
Eletrobrás	19,015	19,015

Total	159,639	157,294

8 Related Parties

	Current assets	Long-term receivables	Current liabilities		Long-term liabilities

	Trade accounts receivable	Related parties	Suppliers	Related parties	Suppliers	Related parties

Subsidiaries
CINAL			13,265
CPC Cayman	26,749	57,221
CPN Distribuidora						983
CPN Inc.		644,037	136,381
CPP (i)		3,799
Lantana	149,542	111,472
Odequi (ii)				1,095,808		12,061
OPE Investimentos			188,616			63,744
OQPA		266,958
Poliaden America	4,442
Polialden	21,769		794			382,981
Tegal (i)		2,420				607

Jointly-controlled entities
CETREL (i)	85	1,091	2,411
CODEVERDE (i)		204
Copesul	6,958		9,256
Politeno	11,596

Associated companies
Borealis
Petroflex Indústria e Comércio S.A.
(“Petroflex”)	33,721

Related parties
Petrobras		29,702	305,821		42,189
Petrobras Distribuidora S.A.			8,285		26,062
Other		4,960

At June 30, 2004	254,862	1,121,864	664,829	1,095,808	68,251	460,376

At March 31, 2004	186,821	1,019,895	1,044,332	899,801	61,012	692,028

(i) The amounts presented in “Related companies”, in long-term receivables, relate to advances for future capital increase.
(ii) The balance payable to Odequi, in the amount of R$ 1,095,808, will be settled up to June 2005 in accordance with the schedule agreed on by the parties.

Related Parties (continued)

	Product sales	Raw materials, services and utilities purchases	Financial income	Financial expenses

Subsidiaries
CINAL		22,862
CPC Cayman	28,377		2,697
CPN Inc.	329,326	415,968	26,096
Lantana	107,400		636
MONÔMEROS	11,912
OMML			363
OPE Investimentos		200,927
Poliaden America	3,525
Polialden	150,724	6,479		30,410
Tegal		6,348	39	3
TRK			413

Jointly-controlled entities
CETREL	347	12,304
Copesul	38,883	993,079		5,725
Politeno	372,917

Associated companies
Borealis	67,752
Petroflex	165,659

Related parties
Petrobras		1,635,180	1,664
Petrobras Distribuidora S.A.		90,909

At June 30, 2004	1,276,822	3,384,056	31,908	36,138

At June 30, 2003	1,161,942	2,661,664	73,043	143,546

"Trade accounts receivable" and "Suppliers" include the balances resulting from transactions mainly relating to the following sales and purchases of goods and services:

Sales of Braskem:

Company	Products/inputs

CPN Inc.	Basic petrochemicals
Lantana	Thermoplastic resins
Polialden	Ethylene and utilities
Politeno	Ethylene and utilities

Purchases of Braskem:

Company	Products/inputs

Copesul	Ethylene, propane and utilities
CPN Inc.	Naphtha
OPE Investimentos	Naphtha
Petrobras	Naphtha
Petrobras Distribuidora	Fuel
Tegal	Storage of gases

Transactions with related parties are carried out at prices and on terms equivalent to the average practiced with third parties, considering the following:

.

The price of ethylene results from a process that shares the margin with the second generation companies of the petrochemical sector. This process consists of allocating the gross margin in proportion to the return on investments. The prices practiced for the other products are established based on various market factors, including international ones.

.

The price of naphtha supplied by Petrobras is negotiated with the Company and the other petrochemical companies using as a reference the price practiced in the European market. The Company is also importing naphtha at a volume equivalent to 30% of its consumption. The price reference is the international market (ARA).

The related-party balances include the following main current account balances:

Participating companies	Annual financial charges	Jun/04	Mar/04

Subsidiaries
Long-term receivables
CPC Cayman	US$ exchange variation + 10.05%	57,221	52,252
CPN Inc.	US$ exchange variation + 8.30%	644,037	584,152
Lantana	US$ exchange variation + 3.80% to 4.35%	111,472	77,171

Long-term liabilities
OPE Investimentos	Free of charges	63,744	78,817
Polialden	100% of CDI	382,981	392,748

The current accounts are used by the Company and its direct and indirect subsidiaries to centralize available cash in a pool for settlement of their obligations. Financial charges on remittances and balances of the pool of funds are agreed upon by the account holders, considering the costs of funds charged to the individual participants by financial institutions, in such a manner that the charges are paid/transferred to the Company.

9 Taxes Recoverable

	Jun/04	Mar/04

Value-Added Tax on Sales and Services (ICMS) recoverable	255,369	227,904
Excise Tax (IPI) recoverable (normal operations)	46,683	63,084
Zero-rated IPI (i)	296,807	402,790
PIS – Decree Laws 2445/88 and 2449/88	50,634	52,419
Income tax and social contribution	46,678	35,999
Income tax on net income	53,725	53,725
Social Investment Fund (Finsocial)	14,221	14,221
Other	29,088	25,239

	793,205	875,381

Current assets	(652,431)	(578,485)

Long-term receivables	140,774	296,896

(i) Zero-rated IPI

The Company and its merged companies OPP Química S.A. (“OPP Química”) and Trikem filed a legal action to sustain the right to an IPI credit on the purchase of raw materials that are exempt from IPI or subject to a zero rate, having obtained a favorable decision from the Federal Supreme Court (STF) in relation to the operations in the State of Rio Grande do Sul. The STF decision was appealed by the National Treasury. The appeal no longer questions the right to the IPI credit, but requests further clarification concerning the calculation. This appeal does not affect the validity of the tax credit, in the amount of R$ 1,030,125, which was recorded by the merged company OPP Química at December 31, 2002. The Company has offset with federal taxes the amount of R$ 831,163. Of this amount, R$ 87,459 and R$ 113,232 were offset in the first and second quarters of 2004, respectively. The Company also filed legal actions related to the purchase of raw materials in the States of São Paulo, Bahia and Alagoas, seeking to obtain a similar credit (Note 15(ii)).

10 Investments

(a) Information on the parent company’s investments

	Quantity of shares or quotas owned (thousands)		Interest in total capital - %

	Jun/04	Mar/04	Jun/04	Mar/04

Subsidiaries
Copene Participações	8,499,997	8,499,997	100.00	100.00
CPN Distribuidora	354	354	100.00	100.00
CPN Inc.	95	95	100.00	100.00
CPP	4,666	4,666	90.71	90.71
IPL (i)	974	974	100.00	100.00
Odequi	12,527	12,527	97.45	97.45
OIL	5	5	100.00	100.00
OPP Finance	50	100.00
OQPA	153,602	153,602	100.00	100.00
OVERSEAS (i)	1	1	100.00	100.00
Polialden	363,057	363,057	56.27	56.27
Tegal	21,938	21,938	90.79	90.79
CINAL	107,638	107,638	63.03	63.03
CPC Cayman	900	900	100.00	100.00
OMML		147		100.00
TRK		2		100.00

Jointly-controlled entities
CETREL	456	456	40.56	40.56
CODEVERDE	9,533	9,448	35.49	35.44
Copesul	3,555,182	3,555,182	23.67	23.67
Politeno	20,757,722	20,757,722	33.88	33.88

Associated companies
Rionil Compostos Vinílicos Ltda. (“Rionil”)	3,061	3,061	33.33	33.33
Sansuy Industria Química S.A. (“Sansuy”)	271	271	20.00	20.00
Petroflex	141,597	141,597	20.12	20.12
(i) Quantity of shares or quotas in units.
	Adjusted net income (loss) for the six-month period		Adjusted shareholders’ equity (net capital deficiency)

	Jun/04	Jun/03	Jun/04	Mar/04

Subsidiaries
Copene Participações	(643)	24,399	22,315	22,886
CPN Distribuidora			3,542	3,542
CPN Inc.	(22,134)	201	54,675	69,111
CPP			5,144	5,144
IPL			1	12
Odequi	21,736	16,007	1,280,527	1,274,531
OIL	20,473	14,164	(377,212)	(360,371)
OPP Finance		(661)		(33,791)
OQPA	(46,181)	(93,466)	(99,008)	(64,380)
OVERSEAS	(7,009)	5,277	(267,885)	(245,782)
Polialden	29,044	40,533	479,623	461,082
Tegal	(3,379)	(3,621)	21,257	23,000
CINAL	1,165		89,917	88,468
CPC Cayman	(2,960)		239,478	224,686
OMML				6
TRK				1,199

Jointly-controlled entities
CETREL (i)	(3,026)	(2,246)	62,235	61,766
CODEVERDE (i)			41,810	41,072
Copesul	225,899	70,879	1,221,249	1,191,152
Politeno	41,393	35,007	485,697	454,265

Associated companies
Rionil (i)	242		5,930	5,817
Sansuy (i)	(870)		11,887	11,448
Petroflex	(ii)	26,367	(ii)	189,960
(i) Financial information as of May 31, 2004, not reviewed by independent accountants.
(ii) Information excluded as it is not yet available in the market.

(b) Information on the direct and indirect subsidiaries’ investments

	Quantity of shares or quotas owned (thousands)		Interest in total capital - %

	Jun/04	Mar/04	Jun/04	Mar/04

Odebrecht Química
OPE Investimentos	50,169	50,169	89.41	89.41

Polialden
Poliaden America (i)	60	60	100.00	100.00

	Adjusted net income (loss) for the six-month period		Adjusted shareholders’ equity

	Jun/04	Jun/03	Jun/04	Mar/04

Odebrecht Química
OPE Investimentos	15,693	7,616	154,230	146,153

Polialden
Poliaden America (ii)	602	(62)	2,088	1,329
(i) Quantity of shares or quotas in units.
(ii) Financial statements as of June 30, 2004, not reviewed by independent accountants.

(c) Investment activity

	Subsidiaries and jointly-controlled entities

	Jun/04

	CPC Cayman	CINAL	Copene Participações	CPN Distribuidora	CPN Inc.

As of January 1			22,958	3,542	71,413
Additions through mergers	225,407	46,306
Equity in the results	(2,960)	1,652	(643)		(22,134)
Exchange variation on foreign investments	17,031				5,396

At the end of the period	239,478	47,958	22,315	3,542	54,675

Goodwill (discount) on investments		(8,711)

	Subsidiaries and jointly-controlled entities

	Jun/04

	CETREL	MONÔMEROS	Odequi	Polialden	Copesul

As of January 1	24,499	101,047	2,309,801	707,210	473,760
Addition through merger	9,456
Additions through acquisition/spin-off/capital increase		14,786
Write-off due to merger/spin-off/liquidation/capitalization		(118,863)	(1,082,648)
Dividends	(20,060)
Equity in the results	(1,227)	3,030	21,182	17,692	58,294
Amortization of (goodwill) discount	(401)			(31,517)	(14,077)
Other			(446)

At the end of the period	32,327		1,247,889	693,385	497,917

Goodwill (discount) on investments	7,081			423,520	208,887

	Subsidiaries and jointly-controlled entities

	Jun/04				Mar/04

	Trikem	Politeno	Other	Total	Total

As of January 1	85,088	607,482	3,674	4,410,474	4,410,474
Addition through merger (i)			1,584	282,753	282,753
Additions through acquisition/spin-off/capital increase	269,074		20,172	304,032	303,727
Addition of goodwill due to merger/spin-off of subsidiaries	813,574			813,574	813,574
Write-off due to merger/spin-off/liquidation/capitalization	(356,493)		(1,204)	(1,559,208)	(1,558,004)
Goodwill transfer	(801,195)		34,844	(766,351)	(766,351)
Dividends				(20,060)
Equity in the results	3,538	18,965	(3,068)	94,321	61,341
Amortization of (goodwill) discount	(13,586)	(30,375)	(18,663)	(108,619)	(70,434)
Other			(25)	(471)	(446)
Exchange variation on foreign investments				22,427	1,994

At the end of the period		596,072	37,314	3,472,872	3,478,628

Goodwill (discount) on investments		431,520	(1,489)	1,060,808	1,202,345

(i) Additions through mergers arise from the corporate restructuring described in Note 1(b).

Investment activity of associated companies Rionil, Sansuy and Petroflex

	Jun/04	Mar/04

	Total	Total

As of January 1	33,505	33,505
Additions through mergers	4,187	4,187
Equity in the results	8,226	4,141

At the end of the period	45,918	41,833

Discount on investments	(614)	(614)

Subsidiaries with net capital deficiency

	Provision for capital deficiency of investments – long-term liabilities

	Jun/04							Mar/04

	OIL	OQPA	OPP Finance	OMML	Overseas	TRK	Total	Total

As of January 1	369,748	52,827	33,566		242,550		698,691	698,691
Addition through merger of
subsidiary				8,936		9,027	17,963	17,963
Increase (reversal) of the provision	7,464	46,181	(33,566)	(8,936)	25,335	(9,027)	27,451	(12,329)

At the end of the period	377,212	99,008			267,885		744,105	704,325

(d) Information on the main investees with operating activities

Tegal

Tegal is engaged in rendering services, for its own account or for third parties, of storage and transportation of liquid gases to companies located at the Camaçari Petrochemical Complex.

Polialden

Polialden is engaged in the manufacture, processing, sale, import and export and any other activities related to the production or sale of high-density polyethylene and other chemical and petrochemical products. Polialden operates in an industrial unit in Camaçari – Bahia.

CETREL

The activities of CETREL are to supervise, coordinate, operate and monitor environmental protection systems; carry out research in the environmental control area and in the recycling of waste and other materials recoverable from industrial and urban emissions; monitor the levels of environmental pollution of air quality, water resources and other vital elements; perform environmental diagnostics; prepare and implement projects of environmental engineering solutions; develop and install environmental management systems and those relating to quality, laboratory analyses, training, environmental education and also specification, monitoring and intermediation in the acquisition of materials of environmental protection systems.

Politeno

Politeno is engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products is ethylene, which is supplied by Braskem. Politeno operates in an industrial plant in Camaçari – Bahia.

Copesul

Copesul is engaged in the manufacture, sale, import and export of basic petrochemical products and the production and supply of utilities, such as steam, water, compressed air, electrical energy, to the companies in the Triunfo Petrochemical Complex, in the state of Rio Grande do Sul, as well as providing various services to these companies.

11 Property, Plant and Equipment

	Jun/04			Mar/04	Annual depreciation rates %

	Restated cost	Accumulated depreciation	Net	Net

Land	21,264		21,264	21,264
Buildings and improvements	817,117	(332,926)	484,191	485,973	2 to 10
Machinery, equipment and installations	6,006,721	(2,164,211)	3,842,510	3,837,528	3.33 to 20
Mines and pits	26,004	(20,955)	5,049	5,268	4 to 10
Furniture and fixtures	35,106	(29,960)	5,146	5,391	10
Information technology equipment	49,066	(38,120)	10,946	11,261	10
Construction in progress	277,834		277,834	309,998
Other	20,254	(9,604)	10,650	10,283	Up to 20

	7,253,366	(2,595,776)	4,657,590	4,686,966

Construction in progress relates principally to the capacity expansion projects of the industrial units, operating improvements to increase the useful life of the machinery and equipment, as well as programs in the areas of health, technology and security.

At June 30, 2004, property, plant and equipment include the appreciation, in the form of goodwill, of the assets originating from the merged companies, transferred in conformity with CVM Instruction 319/99, in the amount of R$ 973,109 (R$ 987,884 at March 31, 2004).

12 Deferred Charges

	Jun/04	Mar/04

Cost
Pre-operating expenses	238,854	238,854
Rights to manufacturing processes	53,313	51,216
Organization and implementation expenses	211,181	201,563
Expenditures for structured operations	269,339	250,287
Goodwill of merger investments	1,709,297	1,709,297
Expenditures for programmed stoppages	553,069	494,676
Research and development	64,620	52,862
Catalysts and other	105,905	65,285

	3,205,578	3,064,040
Accumulated amortization	(874,229)	(750,526)

	2,331,349	2,313,514

Goodwill of the merger investments is based on expected future profitability and is being amortized in up to ten years, in accordance with appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in conformity with CVM Instruction 319/99.

At programmed dates, which vary from one to six years, the Company stops production, totally or partially, to carry out major inspection and maintenance. The costs associated with each stoppage are deferred and amortized to cost of production up to the beginning of the next corresponding stoppage.

13 Financing

	Annual financial charges	Jun/04	Mar/04

Foreign currency
Foreign notes payable (Eurobonds)	Note 13 (a)	1,596,262	1,492,583
Advances on exchange contracts	Jun/04 - Fx US$ + interest of 3.30% to 8.50%
	Mar/04 - Fx US$ + interest of 4.29% to 15.00%	522,190	450,734
Export prepayment	Note 13 (b)	1,477,575	1,373,394
Medium Term Notes	Note 13 (c)	1,894,630	2,142,448
Raw material financing	Jun/04 - Fx US$ + interest of 0.55% to 3.70% above LIBOR
	Mar/04 - Fx US$ + interest of 2.00% above LIBOR	231,789	3,873
	Jun/04 - Fx US$ and YEN + fixed interest of 4.75% to 6.20%
	Mar/04 - Fx US$ and YEN + fixed interest of 4.75% to 8.26%	15,997	3,612
Permanent assets financing	Fx US$ + interest of 3.88% above LIBOR	40,786	44,054
	Fx US$ + fixed interest of 6.49% to 7.14%	40,652	38,017

Local currency
Working capital	Jun/04
	-Interest of 4.25% to 11.00% + floating rate monetary correction (CDI and IGPM)	259,108	164,707
	- Fx US$ + interest of 4.2% to 6.3%	155,197	128,504
	- fixed interest rate of 25.19%	11,798	36,754
	Mar/04
	Interest of 4.25% to 6.50% + floating rate monetary correction (SELIC and CDI)
	-- Fx US$ + interest of 4.2% to 6.5%
	- fixed interest rate of 25.19%
Government Agency for Machinery and Equipment Financing (FINAME)	Fixed interest of 9.80% to 10.00% + floating rate monetary correction TJLP	1,402	1,558
National Bank for Economic and Social Development (BNDES)	Fixed interest of 8.00% to 11.00% + floating rate monetary correction TJLP and UMBNDES (i)	238,372	254,098
Acquisition of shares	Note 13 (e)	189,237	183,262
Other	Fixed interest of 21.41%	322	419

		6,675,317	6,318,017
Less: current liabilities		(2,594,362)	(2,451,832)

Long-term liabilities		4,080,955	3,866,185

    UMBNDES = BNDES Monetary Unit
    SELIC = Official Market Interest Rate
    TJLP = Long-term Interest Rate, published by the Brazilian Central Bank
    CDI = Interbank Certificate of Deposit Rate
    Fx = Foreign Exchange Variation LIBOR = London Interbank Offered Rate
    IGP-M = Market General Price Index

(a) Foreign notes payable (Eurobonds)

In June 1997, the Company issued Eurobonds, amounting to US$ 150,000, falling due in June 2007 and with annual interest of 9%, paid semiannually.

The Company also has Eurobonds issued by OPP Petroquímica (merged into OPP Química in December 2002), as follows: US$ 100,000 issued in October 1996, falling due in October 2004, with annual interest of 11%, paid semiannually.

In July 1997, the merged company Trikem issued Eurobonds, in the amount of US$ 250,000, falling due in July 2007 and with annual interest of 10.625%, paid semiannually in January and July of each year, commencing in January 1998. These notes grant to Trikem the exclusive right to repurchase the Eurobonds in July 24 of each year as from July 2002.

(b) Prepayment of exports

On December 28, 2001, the Company obtained funds in the amount of US$ 250,000 as prepayment of exports. This loan was placed in two tranches and structured by a pool of banks led by ABN-AMRO Real S.A. and Citibank S.A. The first tranche, in the amount of US$ 80,000, has a settlement term up to December 2004 and is subject to interest of 3.75% per annum plus quarterly LIBOR, paid on a three-month basis. The second tranche, in the amount of US$ 170,000, has a settlement term up to December 2006 and is subject to interest of 4.75% per annum plus quarterly LIBOR, paid on a three-month basis. The debt balance, at June 30, 2004, including accrued interest, was US$ 185,063 - R$ 575,082 (March 31, 2004 - US$ 205,064 - R$ 596,448).

In December 2002, the merged company OPP Química received an advance from a foreign customer in the amount of US$ 97,200. In addition to the foreign exchange variation, the advance is subject to annual interest of 3.75% plus semiannual LIBOR. This contract is guaranteed by a surety bond and will be paid through shipments from June 2003 to June 2006. The debt balance at June 30, 2004, including accrued interest, was US$ 90,478 - R$ 281,161 (March 31, 2004 - US$ 93,725 - R$ 272,609).

In August 1997, the merged company Trikem received an advance from a foreign customer in the amount of US$ 100,000, with an initial shipment date up to June 2004, extended to September 2004. This advance bears annual interest of 12% and the balance at June 30, 2004, including accrued interest, was US$ 28,376 - R$ 88,180 (March 31, 2004 - US$ 37,919 - R$ 110,294).

On June 11, 2004, the operation to raise funds of up to US$ 200,000, as a prepayment of exports was concluded. This loan was placed into two tranches, of US$ 145,000 and US$ 55,000. Of the first tranch, US$ 70,000 was drawn down in June. The remaining amount, of US$ 130,000, will be drawn down up to August 2004.

The Company has other prepayments of export operations, the balances due of which on June 30, 2004, including accrued interest, amounted to US$ 171,569 - R$ 533,152 (March 31, 2004 - US$ 135,475 - R$ 394,043). These operations will be settled at various dates through December 2007. In addition to foreign exchange variations, the Company is subject to annual interest from 3.5% to 5.25% above LIBOR.

(c) Medium-Term Notes ("MTN") Program

In July 2003, Braskem initiated a MTN Program of US$ 500,000.

The Company's Board of Directors, at a meeting on December 16, 2003, authorized an increase in the total of the program to US$ 1 billion and an extension in the term from five to ten years.

In June 2004, Braskem settled the first tranch, in the amount of US$ 127,352 (principal and interest).

The issues and balance at June 30, 2004 are as follows:

	Interest	Maturity date	Issues in US$	Issues in R$

1st tranch	10.50%	7/16/2004	121,000
2nd tranch	9.25%	10/23/2005	65,000	201,987
3rd tranch	12.50%	10/31 and 11/26/2008	275,000	854,563
4th tranch	11.75%	1/22/2014	250,000	776,875

		Total issued	711,000	1,833,425

		Accrued interest		61,205

		Balance at June 30, 2004		1,894,630

(d) FINAME and BNDES

These loans relate to various operations for the increase in production capacity, environmental programs, operating control centers, laboratory and waste treatment stations. Principal and charges are payable monthly up to August 2007.

(e) Acquisition of shares

The loans for purchase of shares relate to the acquisition from BNDESPAR of one billion shares of Copene Participações made in September 2001 by the merged company Nova Camaçari. The loan principal is payable in full on August 15, 2006. The principal bears interest of 4% p.a. and TJLP, due annually, as from August 2002.

(f) Maturities and guarantees

Long-term loans mature in the followings years:

	Jun/04	Mar/04

2005	540,521	708,713
2006	551,806	445,774
2007	1,354,840	1,184,683
2008	856,912	799,865
2009 onward	776,876	727,150

	4,080,955	3,866,185

In the case of short-term loans, the Company and its subsidiaries have given security such as trade bills receivable, promissory notes guaranteed by the directors and shares. Certain working capital operations are secured by letters of credit and bank guarantees.

Long-term loans are secured by liens on property, plant and equipment, shares, guarantees of the shareholders and bank guarantees. Certain long-term operations are guaranteed by surety bonds and mortgages on the Company's industrial plants.

14 Debentures

On October 1, 2001, the Company carried out the sale of two series of the 10th issue of non-convertible debentures, with a grace period of 36 months, totaling R$ 625,000, with a floating guarantee and renegotiable in October 2004. The issue was fully subscribed and has the following characteristics:

	1st series - R$ 410,800	2nd series R$ 214,200

Quantity	4,108	2,142
Final maturity date	October 1, 2006	October 1, 2006
Annual interest	110% - 118.3% of CDI	IGP-M + 13.25%
Payment frequency	Semiannual, as from April 2002	Annual, as from October 2002

At the end of the first interest period, October 1, 2004, the Company and the debenture holders of both series will revise the terms and conditions for the subsequent interest period. The interest terms and conditions will be established and communicated by the Board of Directors. The Company is committed to acquire the debentures from those debenture holders that do not accept the terms established by the Board of Directors.

In January 2004, the Company redeemed 2,289 1st series debentures and 945 2nd series debentures, which are held in treasury.

On May 31, 2002, the merged company OPP Produtos Petroquímicos S.A. (“OPP PP”) issued 59,185 debentures convertible into class "A" preferred shares of Braskem, which can be converted at any time, at the option of the debenture holders. These debentures have the following characteristics:

Single series

Unit face value:	R$ 10
Final maturity date:	July 31, 2007
Interest:	TJLP, plus 5% p.a.

These are subordinated debentures. Principal and interest are payable only at their final maturity date, on July 31, 2007. There is no partial or total redemption clause allowing payments before this date.

The Extraordinary General Meeting, of November 19, 2003, approved the 11th public issue of debentures, not convertible into shares, with maturity of four years. The first year corresponds to one year of grace period for payment of the principal. On December 1, 2003 the Company issued 12,000 thousand single series debentures, totaling R$ 1.2 billion. These debentures were subscribed on January 16 and February 2, 2004, and have the following characteristics:

Single series

Unit face value:	R$ 100
Final maturity date:	December 1, 2007
Repayment of face value:	36 monthly equal, successive installments, as from January 1, 2005
Interest:	CDI + 4.5% p.a. (base 252)
Interest payment:	First day of each month, as from January 2004

Certain long-term supply agreements were given in guarantee for these debentures.

The debenture position is summarized as follows:

	Jun/04	Mar/04

Balance at January 1	1,492,000	1,492,000
Financial charges	237,986	111,722
Addition	1,207,745	1,207,745
Interest payments	(151,917)	(95,264)
Treasury debentures	(393,418)	(372,941)

Balance at the end of the period	2,392,396	2,343,262

Less: current liabilities	(584,095)	(462,897)

Long-term liabilities	1,808,301	1,880,365

15 Taxes and Contributions Payable - Long-term Liabilities

		Jun/04	Mar/04

Offset of IPI credits
IPI - export credit	(i)	444,375	427,235
IPI - on purchase of inputs with zero rate	(ii)	243,984	204,052
IPI - on consumable materials and fixed assets		32,977	32,302

Other taxes and contributions payable
PIS/COFINS - Law 9718/98	(iii)	253,835	262,396
Education contribution, SAT and INSS		26,232	24,973
REFIS	(iv)	8,440	8,738
PAES - Law 10684	(v)	52,983	54,622
Other		1,353	1,353

		1,064,179	1,015,671

The Company is challenging in courts the amendments to tax legislation and defending, among other matters, the right to credit IPI levied on purchase and the export of products. As regards contingent IPI credits offset against several federal taxes payable, the Company recorded a liability to eliminate the contingent gains and accrued interest on these liabilities corresponding to Brazil’s base interest rate (SELIC). Except for the tax credit mentioned in Note 9 (i), the Company did not record any other tax assets that might be considered as contingent assets.

(i) IPI - export credit

This balance relates to a legal action initiated by the merged companies OPP Química and Trikem, requesting the legal recognition of the IPI credit, introduced by Decree Law 491/69 to encourage the export of manufactured products. OPP Química obtained a preliminary injunction in this action, partially confirmed by a sentence, authorizing it to use the benefit calculated on the exports of the units located in Rio Grande do Sul, to offset federal taxes due. The decision was revoked by the TRF (Federal Court) of the 4th Region, against which special and extraordinary appeals were lodged.

Trikem, in Alagoas, obtained a preliminary injunction, confirmed by sentence, permitting it to use the benefit to offset federal taxes due. The TRF of the 5th Region maintained this decision.

Braskem has a favorable sentence in this matter, handed down by the Federal Justice of Bahia.

Based on jurisprudence of the Federal Supreme Court (STF) and the opinion of the Company’s external legal advisors, there are probable chances of a favorable outcome for the Company with respect to the export credit itself and the effects of monetary restatement (expurgation, monetary correction and SELIC rate), which are not recorded in the books. The Company is offsetting credits related to these lawsuits against federal taxes based on a court injunction.

(ii) Zero-rated IPI

Based on a favorable decision related to the recognition of IPI credits on the purchase of exempt or zero-rated raw materials and inputs in the State of Rio Grande do Sul (Note 9 (i)), the merged company Trikem claimed similar credits in the State of São Paulo and Bahia. The Company was granted an injunction entitling it to use IPI credits, which were not recorded in the books. Based on this injunction, the Company is using the IPI credits related to these lawsuits for offset against federal taxes payable and concurrently recording the offset amount in long-term liabilities, restated based on SELIC.

(iii) PIS/COFINS social contributions - Law 9718/98

Law 9718/98 increased PIS and COFINS as of February 1999, as shown below:

COFINS - increase in the rate from 2% to 3% and expansion of the taxable base to include practically all income earned by companies, in addition to the sales of products and services;

PIS - expansion of the taxable base identical to COFINS.

The Company has challenged, in different legal actions, the constitutionality of the changes introduced by Law 9718/98.

The discussion of the unconstitutionality of Law 9718/98 is no longer applicable because it was revoked by the new PIS and COFINS taxation system (Laws 10637/02 and 10833/03, respectively). Accordingly, as from December 2002, as regards PIS, and February 2004, as regards COFINS, the Company started to pay these taxes under the new system.

For the effective period of Law 9718/98, the status of each action is as follows:

Braskem deposited in courts PIS and COFINS calculated on the taxable base increased by Law 9718/98, up to November 2002 and January 2004, respectively.

Based on a court order, OPP Química, up to the time it was merged with Braskem, was not obliged to pay or deposit any of the increases introduced by Law 9.718/98. Trikem was also immune from paying or depositing COFINS increases. In August 2003, Trikem chose to withdraw the action challenging the tax rate increase and, through PAES (Note 15 (v)), rescheduled the amount due in installments. With respect to PIS, the situation of Trikem is the same as OPP Química, as both are parties to the same legal action.

(iv) REFIS - Law 9964/00

On August 1, 1996, the Federal Revenue Secretarial raised an assessment against Nitrocarbono S.A. (“Nitrocarbono”), corresponding to the social contribution allegedly due for calendar years 1992-1995.

In December 2000, management chose to settle the assessed amount of R$ 14,759, through enrollment in the Tax Recovery Program (REFIS).

(v) Special Installment Program (PAES) - Law 10684/03

On May 30, 2003, Federal Law 10684 was published, introducing the PAES program which offers taxpayers with liabilities with the Secretariat of Federal Revenue or the National Treasury (confessed or challenged in the courts) the possibility of paying their overdue debts up to February 28, 2003, in up to one hundred and eighty successive monthly installments.

The legislation, among other benefits, provides for a fifty percent reduction in the arrears fine as well as the utilization of the Long-term Interest Rate (TJLP) to update the installments due (replacing the usual SELIC rate which is more onerous).

In August 2003, Trikem chose to withdraw its legal action challenging the increase in the COFINS rate to benefit from the favorable payment conditions offered by this program. The amount due is being paid in 120 monthly installments and the option was confirmed with payment of the first installment on August 31, 2003. At June 30, 2004, the balance due was R$ 59,538, R$ 6,555 being recorded in current liabilities and R$ 52,983 in long-term liabilities (March 31, 2004 – R$ 61,177, R$ 6,555 being recorded in current liabilities and R$ 54,622 in long-term liabilities).

16 Income Tax and Social Contribution on Net Income

(a) Current income tax

	Jun/04	Jun/03

Income (loss) before income tax	(280,652)	558,960

Addition and exclusion adjustments to actual income, net
Permanent additions	8,039	26,634
Temporary additions	131,892	141,996
Permanent exclusions	(119,257)	(347,298)
Temporary exclusions	(50,076)	(183,346)

Taxable income (tax loss) in the period	(310,054)	196,946

Income tax - 25%		49,237

Other	8,156	2,855

Income tax expenses arising from changes in
net assets derived from the merger of companies	1,283	19,787

Income tax expense	9,439	71,879

R$ 1,283 of the income tax expense is covered by the exemption/reduction benefit (Note 17 (a)) (June 30, 2003 – R$ 37,852).

(b) Deferred income tax

In accordance with the pronouncement issued by IBRACON (Institute of Independent Auditors of Brazil) on the accounting for income tax and social contribution, supplemented by CVM Instruction 371/02, the Company has recognized deferred tax assets, as follows:

	Jun/04	Mar/04

Tax loss carryforwards	989,457	690,892
Amortized and deferred goodwill	629,460	613,187
Accrued expenses and nondeductible temporary differences	1,345,024	1,354,995

	2,963,941	2,659,074

Deferred income tax calculated	740,985	664,769
Asset not recorded, based on the Company's projections of the offset
of tax losses	(575,365)	(499,149)

Deferred income tax	165,620	165,620

Opening balance for the period	165,620	165,620

Balance at end of the quarter	165,620	165,620

Long-term liabilities - deferred income tax

Accelerated depreciation:
Opening balance for the period	(9,705)	(9,705)
Realization of deferred income tax in the period	295	147

Balance at end of the period	(9,410)	(9,558)

Based on feasibility technical studies, management estimates that the deferred tax credits relating to tax loss carryforwards will be fully realized between 3 and 5 years, considering the portion of the operating results and other results that are not covered by the tax reduction benefit.

In this context, besides the positive impacts expected to result from the corporate restructuring (Note 1(b), the expectation of generating taxable income is based on projections that are mainly influenced by price, foreign exchange, interest rate and market growth assumptions and other variables relevant to the performance of the Company.

(c) Social contribution

The Company did not pay or recognize any social contribution expense in the periods presented.

Based on a final court decision, the merged company OPP Química is exempt from social contribution. The Federal Government did not seek to revoke this final decision, so that the decision favorable to OPP Química continues to be effective.

The Company also obtained a final court decision exempting it from paying social contribution. However, concerning this final decision, the Federal Government filed a rescissory action, claiming the annulment of the decision favorable to the Company in terms of paying the Social Contribution on Net Income. The Federal Government was successful in the first and second levels. Currently, this rescissory lawsuit is awaiting final judgment.

Based on the opinion of the external legal advisors, the Company should obtain a favorable outcome on these nonpayment claims. However, should there be an unfavorable outcome, these legal advisors believe that the loss of exemption will be applicable only as from the date of such a decision and cannot be applied retroactively. Accordingly, in the case of an unfavorable outcome, the legal advisors believe that the loss will be effective as from the date of the unfavorable decision, without being applied on a retroactive basis. The Company did not, therefore, constitute any provision. If retroactive, the Company is exposed to an approximate liability of R$ 438,522, including interest and excluding fines.

17 Tax Incentives and Compulsory Loans

(a) Corporate income tax

From calendar years 2002 to 2011, the Company has the right to reduce by 75% the income tax rate on the profit arising from the sale of basic petrochemical products and utilities. The Camaçari polyethylene plant of the merged company OPP Química has the same right for the same period. The PVC plants of the merged company Trikem, in Bahia and Alagoas are exempt from income tax calculated on the results of their industrial operations until 2004 and 2008, respectively.

Production of caustic soda and ethylene dichloride are not covered by this exemption, but the income tax on the related profits may be reduced by the following percentages as determined by Law 9.532/97 (article 3, § 2 and § 3) as described below:

(i) 37.5% from January 1, 1998 to December 31, 2003; (ii) 25.0% from January 1, 2004 to December 31, 2008; (iii) 12.5% from January 1, 2009 to December 31, 2013; and (iv) the benefit will be extinct as of January 1, 2014.

At the end of each year, in the case of taxable profit resulting from the benefited operations, the related amount of the income tax is credited to a capital reserve, which can only be used to increase capital or absorb losses.

(b) Value Added Tax on Sales and Services (ICMS)

The merged company OPP Química has ICMS tax incentives granted by the State of Rio Grande do Sul, through the Company Operation Fund (FUNDOPEM), with the purpose of encouraging the establishment and expansion of manufacturing companies in the state. This incentive is determined based on approved projects and in percentages on the amounts of expected tax payments. There were no changes in the ICMS - FUNDOPEM amounts in the first six months of 2004.

18 Shareholders' Equity

(a) Capital

The authorized capital at June 30, 2004 comprised 43,920,000,000 common shares, 76,860,000,000 Class A preferred shares and 1,220,000,000 Class B preferred shares.

At June 30, 2004, subscribed and paid-up capital amounted to R$ 2,192,018 and was divided into 77,190,074,544 shares, of which 25,730,061,841 were common shares, 51,230,857,903 were Class A preferred shares and 229,154,800 were Class B preferred shares.

As a result of the merger of NI Par by the Company (Note 1(b(i)), the capital was increased by R$ 39,655, with the issue of 54,314,531 common shares, to R$ 1,887,422, comprising 1,280,405,679 common shares, 2,160,832,034 Class A preferred shares and 11,457,740 Class B preferred shares.

The Extraordinary General Meeting held on October 20, 2003 approved the split of the Company's shares, as proposed by Management. All shares were split in the ratio of 20 shares of each type and class for each existing share. Accordingly, the ratio between the shares and the ADSs traded on the New York Stock Exchange (NYSE) was changed from 50 to 1,000 Class A preferred shares for each ADS.

The loss per share, at June 30, 2004, was R$ 0.0039 (at June 30, 2003 - R $ 0.00503 of earnings per share, as adjusted for the split).

As a result of the merger of Trikem, in January 2004 ((Note 1(b(ii)), the Company's capital was increased by R$ 304,596, through the issue of 8,136,165,484 Class A preferred shares, to R$ 2,192,018.

In order to maintain the minimum limit related to the proportion between common and preferred shares, in conformity with the Brazilian Corporate Law, prior to the merger of Trikem, the Company's shareholders approved the changes in the by-laws, at the Extraordinary General Meeting, held on January 15, 2004, to convert 121,948,261 Class “A” preferred shares in common shares.

Under the Company's by-laws, the General Meeting can authorize the conversion of Class A preferred shares into common shares by the approval of the majority of the common shareholders. The General Meeting will define (i) the number of shares to be converted; (ii) the conversion ratio; and (iii) the period when such conversion will be completed.

Preferred shares are non-voting but they have priority to a minimum non-cumulative annual dividend of 6%, depending on the availability of income for distribution. Only the Class A preferred shares have equal participation with the common shares in the remaining income, and this right exists only after the payment of dividends to the holders of preferred shares. The Class A preferred shares also have equal rights with the common shares to receive stock dividends arising from the capitalization of other reserves. The Class B preferred shares are not convertible into common shares. However, subsequent to the expiration of the period of non-transferability as foreseen in special legislation, they may be converted into Class A preferred shares at any time, at the ratio of two Class B preferred shares for one Class A preferred share.

Shares paid up through the Northeast Investment Fund (FINOR) tax incentives (Class B preferred shares) do not have preferential rights in the event of new share subscriptions.

In the event of dissolution of the Company, the Class A and B preferred shares have priority to capital reimbursement.

All shareholders are assured an annual dividend of not less than 25% of the net income of each year, providing that there are retained earnings, calculated in accordance with Brazilian Corporate Law.

Based on a shareholders' agreement and the Memoranda of Understanding, described in Note 1(b)(i), the Company must distribute dividends in a percentage of not less than 50% of available net income of each year, as long as remaining reserves are sufficient to maintain efficient operations and business development.

According to the terms agreed in the Tenth Debenture Issue (Note 14) and in the Export Prepayment Credit Agreement (Note 13 (b)), the payment of dividends, interest on own capital or any other participation in profits is limited to at most 50% of net income for the year or 6% of the unit value of the Class A and B preferred shares, whichever is higher.

(b) Shares held in treasury

At June 30, 2004, the Company held 621,887,272 Class A preferred shares in treasury.

19 Contingencies

(a) Employees' Collective Agreement - Clause 4

The Union of the Employees of the Petrochemical, Plastic Chemicals and Related Companies of the State of Bahia (SINDIQUÍMICA), and the Petrochemical and Synthetic Resins Industry Association of the State of Bahia (SINPEQ) are discussing in court the salary escalator clause, included in the Collective Labor Agreement, that was annulled by a 1990 economic policy law, restricting salary increases. The Company operated several plants in the region in 1990, and is a member of SINPEQ. The Union claims that the salaries and wages be retrospectively and cumulatively increased since 1990. The most recent sentence of the Federal Supreme Court (STF), of December 2002, was favorable to SINPEQ and determined that the economic policy law overrides the Collective Labor Agreement. However, this decision can still be appealed.

Management, based on the opinion of its legal advisors, believes in a favorable outcome for the Company and therefore did not provide any amount relating to this matter.

(b) Preferred shareholders

Some holders of the Company's Class B preferred shares, issued in the context of the tax incentive program, allege that they are entitled to be included in the distribution of profits under the same conditions granted to common and Class A preferred shares. The decision on one of these lawsuits was unfavorable to the Company. Braskem filed a rescissory action intended to overrule this decision, and obtained an advance relief staying the sentence until a final decision is reached on the Rescissory Action.

On December 11, 2003, the Rescissory Action filed by Braskem was considered valid by the Court of Justice of the State of Bahia , which annulled the decision and dismissed the shareholders' claims due to explicit transgression of the special legislation provision. In June 2004, the shareholders filed a Special Appeal with the High Court of Justice.

(c) Other Company litigation

The merged company Trikem has civil lawsuits involving various matters which amount to approximately R$ 252,000. Of this amount, R$ 206,000 corresponds to actions filed by a former distributor, including the suit for damages relating to the alleged non-compliance with a distribution agreement. Management, supported by the opinion of external legal advisors, believes in a favorable decision and, for this reason, no provisions were recorded .

SINDIQUIMICA filed a labor claim in favor of all employees comprising its union base, claiming the payment of overtime arising from several work shift situations in the companies comprising the Camaçari Petrochemical Complex in the State of Bahia .

To date , neither the conciliation and judgment hearing nor contestion of the claims have occurred, since the local court is on strike. Management considers these claims unfounded.

The Company is a defendant in a number of labor claims, the outcome of which based on the evaluation of external legal advisors, should be favorable to the Company. Therefore, no provision has been recorded for such claims . The Company recorded a provision of R$ 8,128 for claims classified as of probable unfavorable outcome .

20 Financial Instruments

(a) Risk management

Since the Company operates in the international market, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates. The bank current accounts, financial investments and other accounts receivable are subject to credit risk. The Company has developed policies and procedures for risk evaluation, report preparation and monitoring of derivative activity.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash. The most common types which use cash, adopted by the Company, are financial investments abroad (certificates of deposit, US dollar-denominated securities, foreign mutual funds, time deposits and overnight deposits) and put and call options. The types of currency hedge which do not involve the use of cash are swaps of U.S. dollars for CDI and forwards.

To hedge its exposure to foreign exchange and interest rate risks arising from loan and financing agreements, as well as to meet the requirements established in loan agreements, the Company adopted, at December 31, 2001, the following methodology: hedging of the principal and interest (on a consolidated basis), falling due in the next 12 months for, at least, (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts ("ACCs") of up to six months and Advances on Export Contracts ("ACEs"); and (ii) 75% of the debt not linked to exports (non-trade finance). The compliance with this methodology varies according to market conditions, credit availability and cash balances.

(b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, cash flows and modernization projects. A portion of the long-term loans is denominated in U.S. dollars (Note 13).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its short-term debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation and the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Certificates of Deposit (CDI) rate.

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, in the first six months of 2004, no financial instrument was used to hedge the prices of this commodity, nor for the other petrochemical commodities sold by Braskem.

(e) Exposure to credit risk

The operations that subject the Company to concentration of credit risk are mainly bank current accounts, financial investments and other accounts receivable. In order to manage the credit risk, the Company maintains its bank accounts and financial investments with large financial institutions.

In relation to credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Derivatives market value

To determine the estimated market value of derivatives, the Company uses public information available in the financial market and valuation methodologies generally accepted and applied by the counterparties. These estimates do not necessarily guarantee that such transactions could be carried out in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

The following table provides information on the main derivative financial instruments at June 30, 2004:

	Nominal value	Market value	First	Last
Type	- US $	- R$	maturity	maturity

Currency derivatives (R$ x US$)	90,000	7,098	July 12, 2004	Oct 25, 2004

In the second quarter of 2004, a gain on derivative transactions of R$ 3,743 was recorded, totaling a gain of R$ 1,717 for the period ended June 30, 2004 (loss of R$ 12,120 up to June 30, 2003), under financial income (expenses).

21 Financial Income (Expenses)

	Jun/04	Jun/03

Interest income	85,844	56,078
Monetary variances on financial investments, related parties and receivables	17,135	19,912
Gains/(losses) on derivative transactions	1,717	(12,120)
Foreign exchange gains/(losses)	(425,195)	611,919
Interest on financing	(326,310)	(199,888)
Monetary variances on financing	(231,769)	(284,420)
Monetary variances and interest on taxes, contributions, and suppliers	(50,437)	(26,780)
Taxes and charges on financial transactions	(64,598)	(54,262)
Other	(64,286)	(74,650)

Net financial result	(1,057,899)	35,789

22 Other Operating Income and Expenses

	Jun/04	Jun/03

Income (expenses)
Rented facilities	9,976	9,057
Taxes recoverable	821	9,967
Claim reimbursements	24	3,103
Sale of sundry material	11,926	2,254
Taxes on sales of merged companies		(24,191)
Other operating income, net	2,479	2,667

	25,226	2,857

23 Other Non-operating Income and Expenses

	Jun/04	Jun/03

Income (expenses)
Gain (loss) on investment participations	3,037	(5,439)
Costs with removal of permanent assets	(1,561)	(7,420)
Reversal (provision) for probable loss on investments	(1,305)
Other non-operating expenses, net	(1,295)	(3,870)

	(1,124)	(16,729)

24 Insurance Coverage

The Company and its subsidiaries have a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company's activities and the advice of insurance consultants. At June 30, 2004, insurance coverage for inventories, property, plant and equipment and loss of profits amounted to R$ 12,465,401 (March 31, 2004 - R$ 11,667,535).

25 Shares Traded Abroad - NYSE and LATIBEX

(a) American Depositary Shares ("ADSs") program

The Company's ADSs traded on the New York Stock Exchange (NYSE) have the following characteristics:

  Type of shares: Class A preferred.
  Each ADS represents 1,000 A shares, traded under the ticker symbol "BAK".
  Foreign Depositary Bank: the Bank of New York (BONY) - New York branch.
  Brazilian Custodian Bank: Banco Itaú S.A.

(b) LATIBEX

The Company's Class A preferred shares are traded on LATIBEX, the market for Latin American companies quoted in Euros at the Madrid Stock Exchange. Shares are traded in batches of one thousand shares under the ticker symbol "XBRK" and the Brazilian Custodian Bank is Itaú S.A.

(c) Global Offer (Initial Public Offering)

On April 1, 2004, the Board of Directors approved an Initial Public Offering or Global Offer to be concurrently conducted in Brazil and overseas, amounting approximately to R$ 900,000, through the increase in the Company's capital within the authorized capital limit. This transaction is being submitted to previous registration with the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The types of shares, and their price and number to be issued will be defined after the book building process, to be carried out by the coordinators of the Global Offer.

Shares will be distributed to investors in the over-the-counter market, in conformity with the procedures set forth by CVM Instruction no. 400/03. In the United States and other countries, the shares will be distributed also in the over-the-counter market, as American Depositary Shares or ADSs (NYSE:BAK) in conformity with the procedures set forth by the Securities Act of 1933 of the United States or the legislation in force in the country of domicile of each investor, under Regulation S of the Securities Act of the United States.

26 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation no. 371 of December 13, 2000, except for ODEPREV - Odebrecht Previdência, where this is not applicable.

(a) ODEPREV - Odebrecht Previdência

The merged companies OPP Química and Trikem have a defined-contribution plan for their employees. The plan is managed by ODEPREV, a closed-end private pension entity set up by Odebrecht S.A. which offers its participants, employees of the sponsoring companies, the following:

Optional Plan - a defined-contribution plan in which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year in advance the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

Currently, the active and inactive participants in ODEPREV are as follows:

	Jun/04	Mar/04

Active	1,125	1,169

Total participants	1,125	1,169

Sponsor's contributions for the first six-month period of 2004 were R$ 2,177, and those of the participants in the same period totaled R$ 2,423.

(b) Fundação PETROBRAS de Seguridade Social - PETROS

The Company and the merged company Trikem sponsor a defined-benefit plan for the former employees of COPENE and CQR - Companhia Química do Recôncavo, respectively. The plan is managed by the Fundação Petrobras de Seguridade Social ("PETROS"). Its main objectives are to (i) complement retirement benefits provided by the government and (ii) implement social assistance programs with the support of the sponsoring companies. The sponsoring companies and their employees pay monthly contributions to PETROS based on the employees' remuneration.

On March 6, 2002, the Board of Directors authorized the signature of the Beneficiaries Segregation Agreement between the Company, the merged company Trikem, PETROS and the other co-sponsors of the PETROS plan. The segregation of beneficiaries of the PETROS Plan, approved by the Board of Trustees and the Board of Directors of PETROBRAS, which represents some 90% of the plan, was based on the net asset position of PETROS as of April 30, 2001. The net asset position determined on that date was divided among the sponsors in proportion to the mathematical reserves calculated by the independent actuaries STEA - Serviços Técnicos de Estatística e Atuária Ltda. As from May 1, 2001 the accounting records have been kept individually by sponsor . For this purpose, the funds under management were transformed into quotas of R$ 1.00, which change in accordance with new contributions or benefit payments of each sponsor and the earnings obtained from the investment program.

In accordance with CVM Deliberation no. 371/2000, which approved NPC 26 of IBRACON - "Accounting for Benefits to Employees", the pension plan sponsored by the Company and merged company Trikem was recently subject to an actuarial valuation. This actuarial valuation indicated that the present value of liabilities exceeds the fair value of the plan assets by R$ 56,896. This amount is recorded in long-term liabilities under "Other accounts payable".

Currently, the active and inactive participants in PETROS are as follows:

	Jun/04	Mar/04

Active	776	778
Inactive	794	703

Total participants	1,570	1,481

Additional information of the Pension Plan managed by PETROS:

Type of plan	Defined Benefit

Method of actuarial valuation	All regulatory benefits
Mortality table	GAM-71
Discount rate applied to the actuarial obligations	6% p.a. over inflation
Rate of return expected on plan assets	6% p.a. over inflation

The sponsors' contributions to this plan during the first six-month period of 2004 were R$ 3,009 and those of participants in the same period totaled R$ 1,849.

(c) PREVINOR - Associação de Previdência Privada

The Company, through the merged companies Nitrocarbono and PROPPET, has a defined-contribution plan for certain employees. The plan is managed by PREVINOR - Associação da Previdência Privada (“PREVINOR”).

The principal objective of PREVINOR is to complement retirement benefits provided by the government. For this purpose, PREVINOR receives monthly contributions from the sponsors and participants, calculated actuarially based on the employees' monthly remuneration.

Currently, the active and inactive participants in PREVINOR are as follows:

	Jun/04	Mar/04

Active	232	234
Inactive	33	24

Total participants	265	258

The sponsor's contributions to this plan in the first six-month period of 2004 were R$ 529 and those of participants in the same period totaled R$ 296.

27 Commitments for the Supply of Raw Material

At June, 30 2004, the Company had contractual commitments to sell raw material in the form of contracted demand. Based on these contracts, with automatic renewal, and the average sales prices for the raw materials in June 2004, the contractual commitments, for the next five years, are estimated at R$ 15,413,304, as follows:

	Tons	R$

2004	913,260	1,680,685
2005	1,839,810	3,409,057
2006	1,855,451	3,437,105
2007	1,882,275	3,487,322
2008	1,833,435	3,399,135

	8,324,231	15,413,304

*    *    *

Supplementary Information

Statement of cash flows for the six-month periods ended June 30, 2004 and 2003.

	Parent company

	Jun/04	Jun/03	Mar/04	Mar/03

		Reclassified		Reclassified

Net income (loss) for the period	(289,796)	466,299	8,599	129,582
Expenses (income) not affecting cash from
operating activities
Depreciation, amortization and depletion	330,749	183,249	151,069	93,835
Amortization of goodwill (negative goodwill), net	108,619	97,516	70,434	60,592
Interests in subsidiary and associated companies	(102,547)	(46,068)	(66,388)	(49,174)
Reversal (p rovision) for capital deficiency in investments	(19,457)	1,895	(16,665)	(10,455)
Exchange variation on investments	24,481	(137,833)	2,144	(37,581)
Gains (losses) on interests in investments and other	(990)	(33,046)	446	(38,891)
Gains (losses) on permanent asset disposals	(11)	7,420	(11)	(109)
Interest and monetary and exchange variations, net	940,089	(241,974)	314,867	50,495
Deferred income tax	(295)	20,782	(147)
Other	(3,505)		(3,305)	147

	987,337	318,240	461,043	198,441

Effect of mergers of investments	24,993	37,503	24,993	37,503

Cash generation before changes in operating working capital	1,012,330	355,743	486,036	235,944

Changes in operating working capital
Marketable securities	15,874	7,258	14,119	4,409
Trade accounts receivable	(79,496)	(91,714)	6,055	(308,563)
Fair value of derivative financial instruments	(4,056)	13,335	(4,056)	(15,920)
Inventories	(139,891)	(223,822)	(69,642)	(352,451)
Taxes recoverable	113,144	263,102	25,898	(99,323)
Prepaid expenses	48,448	31,878	31,003	9,114
Dividends received	49,176	15,520	7,711
Other receivables	(22,174)	(74,642)	(23,701)	(14,102)
Suppliers	267,286	(43,584)	213,538	356,156
Taxes, charges and contributions	40,726	(74,637)	62,552	92,928
Tax incentives	427	38,506	1,699	2,427
Advances from customers	(28,783)	232,767	(29,758)	282,134
Other payables	(232,231)	(97,059)	(240,536)	(13,004)

Net cash provided by operating activities	1,040,780	352,651	480,918	179,749

	Parent company

	Jun/04	Jun/03	Mar/04	Mar/03

		Reclassified		Reclassified

Funds received from sale of permanent assets	1,657	1,069	95	110
Additions to investments	(14,787)		(14,787)
Additions to property, plant and equipment	(90,807)	(49,575)	(33,817)	(25,454)
Additions to deferred charges	(321,318)	(53,648)	(204,448)	(7,521)

Net cash used in investing activities	(425,255)	(102,154)	(252,957)	(32,865)

Short-term debt, net	(1,183,435)	(431,976)	(705,453)	(171,242)
Long-term debt
Funds raised	1,601,304	137,976	1,368,908	6,064
Payments		(143,613)		(132,313)
Related parties
Funds raised	(117,050)	3,993,926	138,735	2,058,604
Payments	(51,612)	(3,772,771)	(227,088)	(1,880,163)
Dividends paid to shareholders and minority interest	(2)		(1)

Net cash provided by (used in) financing activities	249,205	(216,458)	575,101	(119,050)

Increase in cash and cash equivalents	864,730	34,039	803,062	27,834

Represented by
Cash and cash equivalents, at the beginning of the period (*)	423,791	28,691	423,791	28,691
Cash and cash equivalents, at the end of the period	1,288,521	62,730	1,226,853	56,525

	864,730	34,039	803,062	27,834

	Consolidated

	Jun/04	Jun/03	Mar/04	Mar/03

		Reclassified		Reclassified

Net income (loss) for the period	(291,954)	468,360	9,630	130,614
Expenses (income) not affecting cash from
operating activities
Depreciation, amortization and depletion	363,142	257,255	168,322	137,136
Amortization of goodwill (negative goodwill), net	76,370	140,737	38,186	65,160
Interests in subsidiary and associated companies	(8,226)	(4,853)	(5,047)	(3,930)
Tax incentives	(21,290)	(36,159)	(10,852)	(25,347)
Exchange variation on investments	14,627	(27,712)	1,111	(8,210)
Gains (losses) on interests in investments and other	(1,544)	(30,409)	(43)	(35,535)
Gains (losses) on permanent asset disposals	481	8,388	75	1,264
Interest and monetary and exchange variations, net	977,261	(548,961)	319,955	70,086
Minority interest	12,805	187,343	5,325	86,689
Deferred income tax	(295)	20,782	5,204
Other	(8,153)	91,774	(5,713)	(3,745)

	1,113,224	526,545	526,153	414,182

Initial cash of company excluded from consolidation		(2,948)

Cash generation before changes in operating
working capital	1,113,224	523,597	526,153	414,182

Changes in operating working capital
Marketable securities	(77,369)	132,113	15,357	97,953
Trade accounts receivable	(180,062)	(186,721)	(1,593)	(490,421)
Fair value of derivative financial instruments	(4,075)	13,335	(4,056)	5,204
Inventories	(162,125)	(279,276)	(114,387)	(365,438)
Taxes recoverable	103,418	187,119	31,558	2,383
Prepaid expenses	49,840	44,804	28,623	23,302
Dividends received	1,075		712
Other receivables	(17,251)	(81,567)	(65,444)	(137,245)
Suppliers	425,914	(90,733)	516,370	362,341
Taxes, charges and contributions	55,000	129,541	48,034	128,343
Tax incentives	23,306	93,355	13,158	15,572
Advances from customers	(142,432)	335,548	(132,137)	191,858
Other payables	(224,903)	(95,774)	(238,892)	200,262

Net cash provided by operating activities	963,560	725,341	623,456	448,296

	Consolidated

	Jun/04	Jun/03	Mar/04	Mar/03

		Reclassified		Reclassified

Funds received from sale of permanent assets	1,657	1,069	95
Additions to investments	(14,880)	(1,748)	(14,791)	(1,748)
Additions to property, plant and equipment	(114,110)	(80,464)	(45,593)	(38,923)
Additions to deferred charges	(357,099)	(77,045)	(231,021)	(16,458)

Net cash used in investing activities	(484,432)	(158,188)	(291,310)	(57,129)

Short-term debt, net	(1,243,585)	(548,680)	(926,416)	(391,420)
Long-term debt
Funds raised	1,954,742	306,678	1,716,071	209,380
Payments	(5,624)	(198,087)		(193,169)
Related parties
Funds raised	31,790	367,038	31,433	168,884
Payments	(25,455)	(427,230)	(12,113)	(119,622)
Dividends paid to shareholders and minority interest	(6,071)	(5,311)	223
Other	6,756		5,959	(1,350)

Net cash provided by (used in) financing activities	712,553	(505,592)	815,157	(327,297)

Increase in cash and cash equivalents	1,191,681	61,561	1,147,303	63,870

Represented by
Cash and cash equivalents, at the beginning of the period (*)	689,597	201,669	689,597	201,669
Cash and cash equivalents, at the end of the period	1,881,278	263,230	1,836,900	265,539

	1,191,681	61,561	1,147,303	63,870

(*) At December 31, 2003 the balance of cash and cash equivalents consisted of R$ 121,090 (R$ 177,322– consolidated) referring to demand deposits and R$ 302,701 (R$ 512,275– consolidated) referring to marketable securities or securities maturing within 90 days (Note 3 (c)).

This statement was prepared in accordance with Accounting Rules and Procedures (NPC) No. 20 “Statement of Cash Flow”, issued by the Institute of Independent Auditors of Brazil (IBRACON).

Braskem S.A. Consolidated Balance Sheet In thousands of reais	(A free translation of the original in Portuguese)

Assets	6/30/2004	3/31/2004

	(Unaudited)	(Unaudited)
Current assets
Cash and banks	1,881,278	1,836,900
Marketable securities	139,393	28,772
Trade accounts receivable	1,352,528	1,228,165
Inventories	1,306,433	1,194,296
Taxes recoverable	747,323	680,086
Prepaid expenses	36,247	58,268
Dividends and interest on own capital	-	358
Advanced to suppliers and other	149,138	136,804

	5,612,340	5,163,649

Long-term receivables
Marketable securities	93,170	502,572
Trade accounts receivable	41,982	1,916
Related parties	36,736	48,802
Taxes recoverable	204,488	345,484
Judicial deposits	196,601	194,463
Deferred income tax	166,004	166,016
Inventories	57,735	115,603
Other	16,197	9,803

	812,913	1,384,659

Permanent assets
Investments
Associated companies	45,918	41,833
Jointly- controlled entities	1,069,509	1,107,692
Other investments	34,597	34,512
Property, plant and equipment	5,240,825	5,281,192
Deferred charges	2,187,576	2,172,566

	8,578,425	8,637,795

Total assets	15,003,678	15,186,103

Braskem S.A. Consolidated Balance Sheet In thousands of reais	(continued)

Liabilities and shareholders' equity	6/30/2004	3/31/2004

	(Unaudited)	(Unaudited)
Current liabilities
Loans and financing	2,728,835	2,427,769
Debentures	584,095	462,897
Suppliers	1,508,034	1,598,555
Taxes, charges and contributions	186,618	208,747
Dividends payable	1,029	7,500
Advances from customers	89,987	100,168
Insurance payable	-	358
Other	106,223	98,068

	5,204,821	4,904,062

Long-term liabilities
Loans and financing	3,938,475	4,120,482
Debentures	1,808,301	1,880,365
Related parties	176,639	182,757
Suppliers	69,788	62,512
Taxes, charges and contributions	1,230,392	1,181,043
Deferred income tax	10,905	10,999
Other	152,017	136,027

	7,386,517	7,574,185

Deferred income	41,258	42,406

Minority interests	245,438	236,952

Shareholders' equity
Paid-up capital	2,192,018	2,192,018
Capital reserves	721,495	722,767
Accumulated deficit	(787,869)	(486,287)

	2,125,644	2,428,498

Total liabilities and shareholders' equity	15,003,678	15,186,103

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Consolidated Statement of Operations
In thousands of reais

	4/1/04 to 6/30/04	1/1/04 to 6/30/04	4/1/03 to 6/30/03	1/1/03 to 6/30/03

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross sales
Domestic market	3,103,711	5,750,124	2,421,224	4,970,194
Foreign market	772,291	1,221,699	614,188	1,181,436
Deductions from gross sales	(820,564)	(1,535,265)	(585,632)	(1,242,548)

Net revenues	3,055,438	5,436,558	2,449,780	4,909,082
Cost of sales and/or services rendered	(2,336,581)	(4,098,775)	(1,988,388)	(3,935,839)

Gross profit	718,857	1,337,783	461,392	973,243

Operating (expenses) income
Selling	(69,005)	(115,001)	(38,387)	(61,875)
General and administrative	(71,310)	(155,334)	(77,856)	(143,858)
Financial	(738,445)	(1,106,885)	262,716	162,326
Other operating income	21,211	43,726	23,657	38,883
Other operating expenses	(820)	(2,759)	(943)	(25,697)
Depreciation and amortization	(86,506)	(158,555)	(36,771)	(78,717)
Equity in the results of associated associated companies	(36,694)	(59,857)	(44,287)	(36,425)

	(981,569)	(1,554,665)	88,129	(145,363)

Operating income (loss)	(262,712)	(216,882)	549,521	827,880
Non-operating income (loss), net	(3,391)	(1,356)	(18,033)	(19,875)

Income (loss) before taxes	(266,103)	(218,238)	531,488	808,005
Provision for income tax and social contribution	(33,500)	(61,206)	(72,306)	(131,520)
Deferred income tax	5,499	295	(20,782)	(20,782)
Minority interests	(7,480)	(12,805)	(100,654)	(187,343)

Net income (loss) for the period	(301,584)	(291,954)	337,746	468,360

The accompanying notes are an integral part of these financial statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2004

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer